UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

__________________

AMENDMENT No. 2

to

ANNUAL REPORT
of
REPUBLIC OF CHILE

(Name of Registrant)

__________________

Date of end of last fiscal year: Dated December 31, 2014

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration Is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza

New York, NY 10006

* The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of Chile’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2014 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement for the €950,000,000 1.875% Notes Due 2030, dated May 19, 2015, between the Republic, acting through the Ministry of Finance, Banco Santander, S.A., HSBC Bank plc, and J.P. Morgan Securities plc
Exhibit 2	Conformed copy of the Underwriting Agreement for the €440,000,000 1.625% Notes Due 2025, dated May 19, 2015, between the Republic, acting through the Ministry of Finance, Banco Santander, S.A., HSBC Bank plc, and J.P. Morgan Securities plc
Exhibit 3	Form of Euro €950,000,000 1.875% Notes Due 2030.
Exhibit 4	Form of Euro €440,000,000 1.625% Notes Due 2025.
Exhibit 5	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €950,000,000 1.875% Notes Due 2030.
Exhibit 6	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €440,000,000 1.625% Notes Due 2025.
Exhibit 7	Post-Effective Legality Opinion of Morales & Besa for the €950,000,000 1.875% Notes Due 2030.
Exhibit 8	Post-Effective Legality Opinion of Morales & Besa for the €440,000,000 1.625% Notes Due 2025.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Chile, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 3rd day of June, 2015.

REPUBLIC OF CHILE

By: /s/ Alejandro Micco Aguayo Alejandro Micco Aguayo Undersecretary of the Ministry of Finance Republic of Chile

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EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement for the €950,000,000 1.875% Notes Due 2030, dated May 19, 2015, between the Republic, acting through the Ministry of Finance, Banco Santander, S.A., HSBC Bank plc, and J.P. Morgan Securities plc
Exhibit 2	Conformed copy of the Underwriting Agreement for the €440,000,000 1.625% Notes Due 2025, dated May 19, 2015, between the Republic, acting through the Ministry of Finance, Banco Santander, S.A., HSBC Bank plc, and J.P. Morgan Securities plc
Exhibit 3	Form of Euro €950,000,000 1.875% Notes Due 2030.
Exhibit 4	Form of Euro €440,000,000 1.625% Notes Due 2025.
Exhibit 5	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €950,000,000 1.875% Notes Due 2030.
Exhibit 6	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €440,000,000 1.625% Notes Due 2025.
Exhibit 7	Post-Effective Legality Opinion of Morales & Besa for the €950,000,000 1.875% Notes Due 2030.
Exhibit 8	Post-Effective Legality Opinion of Morales & Besa for the €440,000,000 1.625% Notes Due 2025.

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